Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces Redemption of
US$61 Million of the Company’s US$300 Million Senior Secured Notes due 2028

CALGARY, ALBERTA – July 10, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce the redemption of approximately US$61 million of the Company’s US$300 million senior secured notes due 2028 (the “2028 Notes”), payable on July 12, 2024, in accordance with the indenture governing the 2028 Notes.

On June 30, 2024, the Company’s closing cash and cash equivalents balance was approximately CAD$160 million, including approximately CAD$50 million of additional working capital resulting from the accelerated collection of oil sales for June 2024. Under the indenture governing the 2028 Notes, the Company must direct 75% of Excess Cash Flow (“ECF”), as defined in the indenture governing the 2028 Notes, towards the redemption of a portion of the 2028 Notes at a cash price equal to 105% of the principal every six-months until consolidated indebtedness is reduced to less than US$150 million. The remaining 25% of ECF in the period can be used for shareholder returns, subject to the terms of the indenture governing the 2028 Notes. Once consolidated indebtedness falls below US$150 million, the required redemption in every six-month period is reduced to 25% of ECF, with 75% of ECF becoming available for shareholder returns. The opening balance for the first ECF calculation was CAD$43 million.

The Company plans to issue Q2 2024 operating and financial results on August 14th, 2024.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, the timing of the issuance of the Company’s Q2 2024 financial and operating results.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com